UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2016

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

The Board of Directors of the Company at their meeting held today, have considered and approved the Audited Standalone and Consolidated Financial Results of the Company for the Fourth Quarter and Year ended March 31, 2016.

In this regard, please find enclosed herewith the following:

1.	the Audited Standalone and Consolidated Financial Results as Exhibit 99.1

2.	Press Release for the Fourth Quarter and Year ended March 31, 2016 as Exhibit 99.2

3.	Audit Report from M/s Deloitte Haskins & Sells LLP, Chartered Accountants, Statutory Auditors, as Exhibit 99.3

Further we wish to inform as under:

1.	the Annual General Meeting of the Company is scheduled to be held on Wednesday, June 29, 2016;

2.	the Register of Members and Share Transfer Books of the Company will remain closed from Saturday, June 25, 2016 to Tuesday, June 28, 2016 (both days inclusive) for the purpose of the ensuing Annual General Meeting scheduled on June 29, 2016;

Forward looking statement :

In addition to historical information, this Form 6K and the exhibits included herein contain forward-looking statements within the meaning of Section 27A of the Securities Act, of 1933, as amended, and Section 21E of the Securities Exchange Act, 1934, as amended. The forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20F dated August 14, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6K. In addition, you should carefully review the other information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’website,www.sec.gov.

Exhibits

Ex-99.1 Standalone and Consolidated Financial Results of Vedanta Limited under Indian GAAP March  31, 2016

Ex-99.2 Earnings release of Vedanta Limited dated April 28 2016

Ex-99.3 Audit Report

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2016

VEDANTA LIMITED

By:	/s/ Rajiv Choubey
Name:	Rajiv Choubey
Title:	Company Secretary